Exhibit 99.108

UNDERTAKING

TO:	Autorité des marchés financiers

FROM:	Vicinity Motor Corp. (the “Company”)

RE:	Short form base shelf prospectus filed on April 19, 2021 (the “Prospectus”) relating to the issue and sale from time to time of Common Shares, Warrants, Subscription Receipts, Units, and Debt Securities (collectively, the “Securities”)

In connection with the filing by the Company of the Prospectus, the Company hereby undertakes not to distribute Securities in Canada by way of an “at-the-market distribution” (as contemplated in Part 9 of National Instrument 44-102) (“ATM”) under the Prospectus unless the Company has filed an amendment to the Prospectus adding Québec as a jurisdiction in which the Securities will be distributed or otherwise obtained exemptive relief therefrom.

DATED as of April 21, 2021.

VICINITY MOTOR CORP.

By:	“Danial Buckle”
	Name:	Danial Buckle
	Title:	Chief Financial Officer

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